White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

[redacted]

07023676

May 16, 2007

Mr. Michael Coco
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 2 4 2007
THOMSON
FINANCIAL

SUPPL

RECEIVED
2007 MAY 22 A 9:20

Re: White Energy Company Limited
12g3-2(b) Information
File No. ~~82-30573~~ 82-35073

Dear Mr. Coco

Enclosed please find information that White Energy Company Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended. Enclosed under the index contained in Exhibit A accompanying this letter is a copy of all information and documents that White Energy, since March 14, 2007, has made public, distributed to its security holders or filed with the ASX or the ASIC (that was made public by the ASX or the ASIC).

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that White Energy Company Limited is subject to the Securities Exchange Act.

dlw 5/22

If you have any questions or comments, please call the undersigned on telephone +61 2 8248 1902.

Yours sincerely

Austin Cerkow
Strategic & Financial Analyst

EXHIBIT A

Information and documents made public, distributed to security holders of White Energy Company Limited (formerly Amerod Resources Limited) or filed with the ASX or the ASIC since March 14, 2007

Date	Document	Tab
11 May 2007	WEC ADR Program	1
11 May 2007	WEC Audio Broadcast	2
10 May 2007	BHP Billiton - Convertible Funding Facility	3
30 April 2007	Appendix 5B Quarterly Report	4
12 April 2007	Appendix 3B	5
10 April 2007	EXS ann: Sale of WEC options completed	6
02 April 2007	ADR Program and Discussions with US JV Parties	7
02 April 2007	Datang International Power	8
23 March 2007	Change of Director's Interest Notice - Appendix 3Y	9
23 March 2007	Appendix 3B	10

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

11 May 2007

AUSTRALIAN STOCK EXCHANGE AND MEDIA RELEASE

WHITE ENERGY COMPANY TO BOOST ITS US INVESTOR PRESENCE WITH ADR PROGRAM

White Energy Company today announced that it has initiated a Level 1 American Depository Receipt (ADR) program. This is now effective with Receipts tradeable in the over-the-counter (OTC) market.

The ADR program will enable White Energy shares to be more accessible to US private Investors and institutions, including those only permitted to buy US based securities.

The Bank of New York will operate the White Energy ADR program and act as the depositary bank. An ADR is created when a broker purchases White Energy shares on the Australian Stock Exchange and delivers those to the Bank of New York's local custodian bank, which then instructs the depositary bank to issue Depositary Receipts. These Depositary Receipts may trade freely, like any other security, in the OTC market.

In accordance with normal ADR practice, shares are consolidated into larger value parcels. In White Energy's case each ADR represents 5 ordinary White Energy Shares. White Energy's ADR ticker symbol is WECFY.

This initiative forms part of White Energy's strategy to expand its US investor base and provide increased international liquidity.

John Atkinson

Managing Director

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

Friday, May 11, 2007

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

WEC AUDIO BROADCAST

WHITE ENERGY COMPANY LIMITED (WEC) has released an audio presentation titled **"US$35m Convertible Facility"**.

The presentation details are as follows;

- ***US$35m Convertible Facility***
- ***Presented by Mr John Atkinson, MD***
- ***Friday, May 11, 2007, 3:30 PM AEDT***

To listen, *simply click on the link below:*

http://www.brr.com.au/event/WEC/2024/23143/wmp/3tpv6jmtqn

Additionally, the presentation can be accessed at www.boardroomradio.com where it will also be archived for future on-demand listening – if you miss the live presentation, you can log on later to hear the news.

Boardroomradio also offers a free Podcast subscription, check the website for details.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
61 2 92511311

White Energy Company Limited
ABN: 62.071.527.083

2007 MAY 22 A 9:07

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com

ASX RELEASE

10 May 2007

US$35 MILLION CONVERTIBLE FUNDING FACILITY AND APPOINTMENT OF GLOBAL MARKETING AGENT

White Energy Company Limited (White Energy (ASX: WEC)) today announced BHP Billiton has agreed to provide a US$35 million 7 year unsecured convertible funding facility. A Term Sheet has been signed subject to formal documentation, completion of due diligence and internal approvals on both sides.

Under the terms of the facility, US$7.5 million of the facility must be converted into ordinary shares in White Energy by September 2008 at a 10% discount to the then prevailing market price subject to a floor of $2.45 per share. Further, BHP Billiton also has the right to convert up to another US$12.5 million into ordinary shares in White Energy over the next 4 years essentially at the then prevailing market price subject to a floor of $2.55 per share.

The US$35 million committed, long term unsecured convertible funding facility is to be used to accelerate the roll out of White Energy's patented coal technology. Interest on the loan is fixed at normal commercial rates however there is a moratorium on any interest or principal repayments for the first 4 years of the facility.

White Energy also announced that as part of the agreement BHP Billiton will act as White Energy's exclusive global marketing agent for its upgraded export coal produced through White Energy's coal technology plants.

BHP Billiton and White Energy are also continuing to discuss ways of working together to apply White Energy's coal upgrading technology to certain of BHP Billiton's sub bituminous coal deposits.

White Energy Managing Director, Mr John Atkinson, said: "Today's agreement with BHP Billiton is a positive step for the Company. The provision of this convertible funding facility by BHP Billiton and our recent joint venture activity reflects well on our patented, environmentally friendly coal upgrading technology developed by the CSIRO. We look forward to working with BHP Billiton from both a development perspective and also in having access to their expertise and global reach in the marketing of our upgraded coal."

The Technology

White Energy is the exclusive worldwide license holder of the binderless coal briquetting process that enhances relatively poor quality coal and significantly increase's its energy efficiency. The process has two major benefits: it results in substantial transportation and operational cost savings and it creates significant environmental benefits. Competitive, independently verified technology – the White Coal Technology was developed by CSIRO in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd. Independent tests, by both expert engineers and coal producers, have proven the process to be more cost and operationally efficient than competing technologies.

Contact:

John Atkinson - Managing Director, White Energy Company Limited.

Tel: + 61 2 9251 1311

www.whiteenergyco.com

White Energy Company Limited

Appendix 5B
Mining Exploration Entity Quarterly Report

Summary of Activity

A summary of activity for White Energy Company Limited ("WEC) during the quarter ended 31 March 2007 is outlined below.

COAL TECHNOLOGY OPERATIONS

Joint Venture with PT Bayan Resources (WEC 51%)

- Site clearing and earthworks have been substantially completed;
- Applications for environmental approvals have been submitted to relevant authorities;
- The due diligence exercise by the Australian and New Zealand Banking Group Limited on the potential project financing of the joint venture continues together with negotiations on the indicative term sheet.
- There continues to be progress made on construction and local design issues relating to first IMTPA module.

Joint Venture with Adaro Group & Itochu Corporation (WEC 51%)

The company announced a joint venture has been signed with the Adaro Group (Adaro), one of Indonesia's largest coal companies, and Itochu Corporation, a major Japanese trading house.

Under the joint venture agreement, a wholly owned subsidiary of White Energy, Binderless Coal Briquetting Company Pty Ltd, will design, build and operate processing plants used to undertake White Energy's coal upgrading process at Adaro's mines in East Kalimantan.

An initial processing plant will be built with capacity to produce 1,000,000 tonnes of upgraded coal per year, with the intention being to increase production to 8,000,000 tonnes per year.

Please refer to the company's announcement dated 31 January 2007 for further details in relation to this joint venture.

American Depositary Receipt Program and Discussions with US Parties

The company has initiated a Level 1 American Depositary receipt Program through the Bank of New York to meet the growing demand and interest from US

investors in the company. The necessary filings have been made and the company is now awaiting final approval from the US regulatory bodies.

The company is exploring US market entry opportunities. In this regard, the company is currently investigating potential US partner opportunities to enable its coal upgrading technology to be deployed in the US market, where there exists substantial deposits of sub bituminous coal.

Other significant activity during the quarter

The company has successfully tested coals from a number of sub bituminous deposits located around the world. In this regard negotiations are continuing with a number of large corporations to jointly commercially exploit the technology in the key markets of Indonesia, China and Japan.

EXPLORATION OPERATIONS

WEC has continued exploration of its portfolio of prospective nickel sulphide exploration projects located in Western Australia. Details of exploration undertaken in the March quarter are provided below

Bridgetown (Amerod 100%)

An aerial-magnetic survey work covering the Bridgetown project area was completed by Fugro Airborne Surveys Pty Ltd. The survey included approximately 4,700 line km which were flown on 200m spaced east-west lines at a flight height of 60 to 80m. Magnetic, radiometric (U, Th and K) and DTM information were collected during the survey and all data collected are currently being processed by the Company's geophysical consultants.

Glen Ayle (Amerod 100%)

The Heritage Survey was completed covering proposed drill sites on E69/1963 covering the magnetic/geochemistry anomaly. No sites were located in the exploration area and exploration can proceed. A final report is expected in the coming months.

Previous surface sampling has outlined the presence of elevated platinum geochemistry over an area measuring 2.5km by 600m with assays up to 8ppb against a background of 1 to 2 ppb. The Company is now completing planning of undertaking drilling on E69/1963.

Mt Mundy (Amerod 100%)

No work was carried out on this project during the Quarter.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

White Energy Company Limited

ABN	Quarter ended ("current quarter")
62 071 527 083	31 March 2007

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	Nil	Nil
1.2	Payments for (a) exploration and evaluation	(a) (57)	(a) (145)
	(b) development	(b) Nil	(b) Nil
	(c) production	(c) Nil	(c) Nil
	(d) administration	(d) Nil	(d) (15)
1.3	Dividends received	Nil	Nil
1.4	Interest and other items of a similar nature received	535	788
1.5	Interest and other costs of finance paid	Nil	Nil
1.6	Income taxes paid	Nil	Nil
1.7	Other (provide details if material) Staff costs, legal and accounting, administration	(510)	(2,242)
	Net Operating Cash Flows	(32)	(1,614)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) (2,700)
	(c) other fixed assets	(c) (3,592)	(c) (7,101)
1.9	Proceeds from sale of:(a)prospects	(a) Nil	(a) Nil
	(b)equity investments	(b) Nil	(b) Nil
	(c)other fixed assets	(c) Nil	(c) Nil
1.10	Loans to other entities	Nil	Nil
1.11	Loans repaid by other entities	Nil	Nil
1.12	Other (provide details if material)	Nil	(32)
	Net investing cash flows	(3,592)	(9,833)
1.13	Total operating and investing cash flows (carried forward)	(3,624)	(11,447)

1.13	Total operating and investing cash flows (brought forward)	(3,624)	(11,447)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	731	23,803
1.15	Proceeds from sale of forfeited shares	Nil	Nil
1.16	Proceeds from borrowings	Nil	Nil
1.17	Repayment of borrowings	Nil	Nil
1.18	Dividends paid	Nil	Nil
1.19	Other (provide details if material)	(18)	(77)
	Net financing cash flows	713	23,726
	Net increase (decrease) in cash held	(2,911)	12,279
1.20	Cash at beginning of quarter/year to date	21,754	6,564
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	18,843	18,843

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.7	136
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

+ See chapter 19 for defined terms.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	Nil	Nil
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter *

		$A'000
4.1	Exploration and evaluation	100
4.2	Development	Nil
	Total	**100**

* *on mining exploration business(does not include other business operations being Coal Technology business operations)*

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	243	459
5.2	Deposits at call	18,600	21,295
5.3	Bank overdraft		
5.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22)	18,843	21,754

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A	N/A	N/A	N/A
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions	N/A	N/A	N/A	N/A
7.3	**+Ordinary securities**				
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	Opening 120,112,384 (a) 128,750 (a) 10,528 (a) 570,000 (b) N/A Closing 120,821,662	Opening 57,853,813 (a) 128,750 (a) 10,528 (a) 570,000 (a) 10,830,000 release from escrow 24-3-07 (b) N/A Closing 69,393,091 Noting that escrowed shares are: 33,514,457 to 30-6-07 17,914,114 to 30-6-08	 $0.25 $1.40 $1.20 N/A	 $0.25 $1.40 $1.20 N/A
7.5	**+Convertible debt securities** *(description)*	N/A	N/A	N/A	N/A
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

+ See chapter 19 for defined terms.

				Exercise price	*Expiry date*
7.7	**Options** *(description and conversion factor)*	(a) Standard Options – Closing 15,118,250	(a) Not listed 15,118,250	(a) 25 cents	(a) 30/11/08
		(b) Performance Options - Closing 6,000,000	(b) Not listed 6,0000,000	(b) 25 cents	(b) 30/11/08
		(c) Performance Options - Closing 6,000,000	(c) Not listed 6,000,0000	(c) 40 cents	(c) 30/11/08
		(d) Standard options – Closing 381,475	(d) Not listed 381,475	(d) $1.40	(d) 30/08/09
		(e) Standard options – Closing 419,400	(e) Not listed 419,400	(e) $0.01	(e) 7/07/11
		(f) Standard options – Closing 2,066,896	(f) Not listed 2,066,896	(f) $0.01	(f) 30/08/11
		(g) Director options – Closing 1,343,333	(g) Not listed 1,343,333	(g) $1.20	(g) 30/08/10
		(h) Director options – Closing 1,913,333	(h) Not listed 1,913,333	(h) $1.20	(h) 30/08/10 Vesting 31/8/07
		(i) Director options – Closing 1,913,334	(i) Not listed 1,913,334	(i) $1.20	(i) 30/08/10 Vesting 31/8/08
7.8	Issued during quarter	(a) Nil (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil (g) 980,000 (h) 980,000 (i) 980,000	(a) Nil (b) Nil (c) Nil (d) Nil (e) Nil (f) Nil (g) 980,000 (h) 980,000 (i) 980,000	N/A	N/A

+ See chapter 19 for defined terms.

7.9	Exercised during quarter	(a) 128,750 (b) Nil (c) Nil (d) 10,528 (e) Nil (f) Nil (g) 570,000 (h) Nil (i) Nil	(a) 128,750 (b) Nil (c) Nil (d) 10,528 (e) Nil (f) Nil (g) 570,000 (h) Nil (i) Nil	(a) 25 cents (b) N/A (c) N/A (d) $1.40 (e) N/A (f) N/A (g) $1.20 (h) N/A (i) N/A	(a) 30/11/08 (b) 30/11/08 (c) 30/11/08 (d) 30/08/09 (e) 7/07/11 (f) 30/08/11 (g) 30/08/10 (h) 30/08/10 (i) 30/08/10
7.10	Expired during quarter	N/A	N/A	N/A	N/A
7.11	**Debentures** *(totals only)*	N/A	N/A		
7.12	**Unsecured notes** *(totals only)*	N/A	N/A		

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: .... Date: 30 April 2007
Director

Print name: John Atkinson

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

For further information please contact:

John Atkinson
Director
WHITE ENERGY COMPANY LIMITED
Level, 5, Grafton Bond Building
201 Kent Street, Sydney, NSW, 2000
Ph: +612-9251-1311
Fax: +612-9251-1638

www.whiteenergyco.com.au

The information in this report that relates to Exploration Results, Mineral Resources or Ore Reserves is based on information compiled by Richard Monti, who is a member of The Australasian Institute of Mining and Metallurgy. Richard Monti is employed as a consultant to the Company. Richard Monti has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves". Richard Monti consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) ORDINARY SHARES (III) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 78,750 ORDINARY SHARES (II) 5,264 ORDINARY SHARES (III) 570,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) ORDINARY SHARES (II) ORDINARY SHARES (III) ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) YES (III) YES
5	Issue price or consideration	(I) $0.25 PER ORDINARY SHARE, TOTALLING $19,687.50 (II) $1.40 PER ORDINARY SHARE, TOTALLING $7,369.60 (III) $1.20 PER ORDINARY SHARE, TOTALLING $684,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) EXERCISING OF "30 NOVEMBER 2008" OPTIONS FUNDS USED FOR WORKING CAPITAL PURPOSES (II) EXERCISING OF "30 AUGUST 2009" OPTIONS FUNDS USED FOR WORKING CAPITAL PURPOSES (III) EXERCISING OF "30 AUGUST 2010" OPTIONS FUNDS USED FOR WORKING CAPITAL PURPOSES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 10 APRIL 2007 (II) 10 APRIL 2007 (III) 10 APRIL 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	69,393,091	ORDINARY SHARES
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		15,188,250	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – 24 MONTH ESCROW
		381,475	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

+ See chapter 19 for defined terms.

Number	+Class
2,066,896	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 - NO ESCROW
1,343,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING IMMEDIATELY.
1,913,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/07.
1,913,334	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/08.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [√] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 10 Apr 07
Company Secretary

Print name: David Franks

== == == == ==

EXCO

LEVEL 2
8 COLIN STREET
WEST PERTH WA 6005

PO BOX 1726
WEST PERTH WA 6872

TELEPHONE: +61 8 9211 2000
FACSIMILE: +61 8 9211 2001

ASX SHARE CODE: EXS

EMAIL: info@excoresources.com.au
WEBSITE www.excoresources.com.au

ABN 99 080 339 671

10th April 2007

Market Release *(via electronic lodgement)*

SALE OF WEC OPTIONS COMPLETED

The Board is pleased to advise that it has completed the sale of its 2,000,000 options in White Energy Company Limited (ASX Code: WEC). Total net proceeds received from the disposal were $2.7 Million.

Following receipt of these funds the Company's current cash position has increased to A$6.4 Million.

The addition of these funds ensures that the Company remains well funded to continue with its development activities at both the White Dam Gold and Cloncurry Copper Projects.

On behalf of the Board of
Exco Resources NL

Michael Anderson
Managing Director

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile + 61 2 9251 1638

Project correspondence to:
P O Box 422,
North Sydney 2059

www.whiteenergyco.com.au

2 April 2007

American Depositary Receipt Program and Discussions with US Joint Venture Parties

In response to an article today in the Australian Financial Review, the Company wishes to clarify and advise the market of a proposed capital raising initiative and the status of its initial discussions in relation to the commercial exploitation of its coal upgrading technology in the United States.

American Deposit Receipt Program

The Company has initiated a Level 1 American Depositary Receipt Program through the Bank of New York to meet the growing demand and interest from US investors in the Company.

Necessary filings have now been made and the Company is awaiting final approval from the US regulatory bodies. White Energy will advise the market once the ADR approval process is complete.

The Company has recently appointed Jefferies & Company, a US Investment Bank to advise it on a proposed US capital raising. In this regard the Company is scheduled to undertake a roadshow in the United States in the latter part of April.

Discussions with US Joint Venture Parties

As the Company has previously advised, there is a substantial opportunity to apply the Company's patented technology in the United States where there exists substantial deposits of sub bituminous coal.

The Company is currently investigating potential US partner opportunities to enable its coal upgrading technology to be effectively deployed in the US market.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
(02) 9251 1311

White Energy Company Limited
ABN: 62.071.527.083

Registered Office:

Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000

Telephone +61 2 9251 1311
Facsimile + 61 2 9251 1638

Project correspondence to:
P O Box 422,
North Sydney 2059

www.whiteenergyco.com.au

2 April 2007

Datang International Power – 10 million tonne plant
Final Feasibility Program

The company previously announced the signing of a Heads of Agreement with Datang International Power Company Ltd regarding the forming of a joint venture to build binderless coal briquetting plants with a capacity of one million tonne as the first stage of a 10 million tonne development at Datang's sub-bituminous coal mine in Inner Mongolia, China.

Since that time significant progress has been made regarding infrastructure approvals to permit Datang to advance the project.

Given this progress, both White Energy and Datang have now jointly commenced a final feasibility study to verify the economics and logistics of the proposed project.

White Energy Managing Director, Mr John Atkinson said: "Today's agreement is a significant step in securing a major coal processing plant with one of China's largest utility companies, with access to vast quantities of sub-bituminous coal.

"Apart from helping make sub-bituminous coal emission compliant and energy efficient, our technology has shown to substantially reduce water content in the treated coal, which is a significant advantage in reducing overall transportation costs."

Documentation has now been signed regarding the commencement of the feasibility and independent parties jointly appointed to complete the exercise. It is anticipated that the results of the feasibility will be completed by the end of June 2007.

If, as anticipated, the result of the feasibility are positive then the next step is for White Energy and Datang to formally complete their joint venture arrangements and documentation.

The technology

White Energy is the exclusive worldwide license holder of the binderless coal briquetting process that enhances relatively poor quality coal to significantly increase its energy efficiency. The process has two major benefits: it results in substantial transportation and operational cost savings and it creates environmental credits by reducing emissions. Competitive, independently verified technology – the White Coal Technology was developed by CSIRO in conjunction with TraDet Inc, K.R. Komarek Inc and The Griffin Coal Mining Company Pty Ltd. Independent tests, by both expert engineers and coal producers, have proven the process to be more cost and operationally efficient than competing technologies.

About Datang Power International Company Limited

As one of the largest independent power producers in China, Datang Power is engaged in the development and operation of power plants, the sale of electricity and thermal power, and the repair and maintenance of power equipment and power-related technical services. Currently, the Company owns 4 operating power plants, managed 17 power companies. Total installed capacity amounted to 15,410MW as at the end of 30th June 2006.

Datang is listed on the Hong Kong and London Stock Exchanges and has a market capitalisation of AUD10 billion.

For Further Information Call:

John Atkinson
Managing Director
White Energy Company Limited
(02) 9251 1311

White Energy Company Limited

ABN: 62.071.527.083

Registered Office:
Level 5 Grafton Bond Building
201 Kent Street
SYDNEY NSW 2000
Telephone +61 2 9251 1311
Facsimile +61 2 9251 1638
Project correspondence to:
PO Box 422,
North Sydney 2059
www.whiteenergyco.com.au

24 March 2007

The Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY, NSW 2000

For Immediate Release to the Market

Dear Sirs,

CHANGE IN DIRECTOR INTERESTS – APPENDIX 3Y (RE ORGANISATION OF DIRECTOR HOLDINGS

Please find attached Appendix 3Ys for all directors, being Mr John McGuigan, Mr John Atkinson and Mr Ilyas Khan.

Previous Director Appendix 3Ys have disclosed 6,000,000 performance options held in Hunter Bay Partners Pty Ltd on behalf of four individuals. These performance options relate to the options disclosed in the prospectus dated 4 February 2005 and approved by shareholders in the General Meeting on 18 February 2005. As Mr John Atkinson and Mr John McGuigan are principals of Hunter Bay Partners Pty Ltd, these options held have always been disclosed in the Appendix 3Ys of these directors.

As these options have now been released from their 24 month escrow period, the options have been transferred from Hunter Bay Partners Pty Ltd into the individual names of the four beneficiaries. Therefore in summary:

(a) the Appendix 3Y of Mr John Atkinson shows a decrease of 6,000,000 options from Hunter Bay Partners Pty Ltd and an increase of 1,500,000 options to a related company of Mr Atkinson
(b) the Appendix 3Y of Mr John McGuigan shows a decrease of 6,000,000 options from Hunter Bay Partners Pty Ltd and an increase of 1,500,000 options to a related company of Mr McGuigan
(c) the Appendix 3Y of Mr Ilyas Khan shows an increase of 1,500,000 options to a related company of Mr Khan

Finally the remaining 1,500,000 options have been transferred to a related entity of the fourth individual who is not a director of the Company.

The Company believes it is in the interest of shareholders to outline in detail these transactions, as it is imperative to understand that the Directors **have not** sold their performance options, but rather are just transferring them into the individual holders names, as is reflected in the Appendix 3Ys attached to this announcement.

For Further Information Call:

David Franks
Company Secretary
White Energy Company Limited
61 2 9419 2966

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**White Energy Company Limited** (formerly Amerod Resources Limited)
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Charles Atkinson
Date of last notice	21st January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct – John Atkinson

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. **INDIRECT** Susan Hanrahan (Wife) Matko Investments Pty Limited (Shareholder) Sanjur Pty Limited (Director) Hunter Bay Funds Management (Principal and shareholder) Hunter Bay Sports Pty Ltd (Principal and shareholder) Hunter Bay Services Pty Ltd (Principal and shareholder) Hunter Bay Partners Pty Ltd (Principal and shareholder) Hunter Bay Innovations Pty Ltd (Principal and shareholder) Hunter Bay Beverages Pty Ltd (Principal and shareholder) Riverbend Investments Pty Ltd (Director and related party to shareholder) **DIRECT** John Atkinson	5,950 shares 511,090 shares 633,183 shares 13,750 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 91,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 10,000 shares and 5,000 options (1) 2,400,171 shares and 1,500,000 options (2) 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08 Summary **INDIRECT** 3,695,144 shares 30,000 options (1) 1,500,000 performance options (2) **DIRECT** 1,200,000 options (3)
Date of change	24 March 2007

No. of securities held prior to change	**INDIRECT** 3,695,144 shares 30,000 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Class	Performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Number acquired	Indirect : 1,500,000 in Riverbend Investments Pty Ltd
Number disposed	4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held In Hunter Bay Partners Pty Ltd
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.00 options held in trust being transferred to beneficial owner at original cost.

+ See chapter 19 for defined terms.

No. of securities held after change	**INDIRECT** 3,695,144 shares 30,000 options (1) 1,500,000 options (2) **DIRECT** 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of options – approved under the conditions outlined in prospectus dated 4 February 2004, options held in trust being transferred to beneficial owner at original cost after release from escrow on 24 March 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a

+ See chapter 19 for defined terms.

Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**White Energy Company Limited** (formerly Amerod Resources Limited)
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Vern McGuigan
Date of last notice	21st January 2007

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct – John McGuigan

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest. **INDIRECT**	
Andrew McGuigan (Son)	10,300 shares and 5,000 options (1)
Fiona McGuigan (Daughter)	10,400 shares and 5,000 options (1)
James McGuigan (Son)	200 shares
Majorie McGuigan (Mother)	10,500 shares and 5,000 options (1)
Stephanie McGuigan (Daughter)	10,200 shares and 5,000 options (1)
Sanjur Pty Limited (Shareholder)	3,032,840 shares and 1,500,000 options (2)
Matko Investments Pty Ltd (Shareholder)	511,090 shares
Hunter Bay Funds Management (Principal and shareholder)	13,750 shares and 5,000 options (1)
Hunter Bay Sports Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Services Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Partners Pty Ltd (Principal and shareholder)	91,000 shares and 5,000 options (1)
Hunter Bay Innovations Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
Hunter Bay Beverages Pty Ltd (Principal and shareholder)	10,000 shares and 5,000 options (1)
DIRECT John McGuigan	1,200,000 options (3)
	(1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08 <u>Summary</u> **INDIRECT** 3,730,280 shares 50,000 options (1) 1,500,000 options (2) **DIRECT** 1,200,000 options (3)

+ See chapter 19 for defined terms.

Date of change	24 March 2007
No. of securities held prior to change	**INDIRECT** 3,730,280 shares 50,000 options (1) 4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held **DIRECT** 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Class	Performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Number acquired	Indirect : 1,500,000 in Sanjur Pty Limited
Number disposed	4,500,000 options (2) beneficially held 1,500,000 options (2) non beneficially held in Hunter Bay Partners Pty Ltd
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.00 options held in trust being transferred to beneficial owner at original cost.

+ See chapter 19 for defined terms.

No. of securities held after change	**INDIRECT** 3,730,280 shares 50,000 options (1) 1,500,000 options (2) **DIRECT** 1,200,000 options (3) (1) standard options : 25 cents, expiring 30/11/08 (2) performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 (3) standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of options – approved under the conditions outlined in prospectus dated 4 February 2004, options held in trust being transferred to beneficial owner at original cost after release from escrow on 24 March 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	White Energy Company Limited
ABN	62 071 527 083

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ilyas Tariq Khan
Date of last notice	21st January 2007

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct

+ See chapter 19 for defined terms.

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**INDIRECT** Techpacific.Com Digital Limited, a wholly owned subsidiary of Techpacific Capital Limited (substantial shareholder and non executive Chairman) : 523,528 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 100,000 shares Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 419,400 unlisted options, exercisable at $0.01, expiring 7 July 2011 Crosby Investment Holdings Limited (81% subsidiary of Techpacific Capital Limited and director of Crosby Investment Holdings Limited) : 1,616,896 unlisted options, exercisable at $0.01, expiring 30 August 2011 TW Indus: 1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 **DIRECT** Mr Ilyas Khan: 400,000 standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Date of change	24 March 2007

+ See chapter 19 for defined terms.

No. of securities held prior to change	**INDIRECT** 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited 419,400 unlisted $0.01options (expiry 7 July 2011) via Crosby Investment Holdings Limited 1,616,896 unlisted $0.01options (expiry 30 August 2011) via Crosby Investment Holdings Limited 1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 via Hunter Bay Partners Pty Ltd **DIRECT** Mr Ilyas Khan: 400,000 standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Class	Performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005
Number acquired	Direct: 1,500,000 Options in TW Indus
Number disposed	1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 via Hunter Bay Partners Pty Ltd
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.00 options held in trust being transferred to beneficial owner at original cost.

+ See chapter 19 for defined terms.

No. of securities held after change	**INDIRECT** 523,528 Ordinary Shares via Techpacific.Com Digital Limited 100,000 via Crosby Investment Holdings Limited 419,400 unlisted $0.01options (expiry 7 July 2011) via Crosby Investment Holdings Limited 1,616,896 unlisted $0.01options (expiry 30 August 2011) via Crosby Investment Holdings Limited TW Indus: 1,500,000 performance options : 25 cents, expiring 30/11/08 with vesting conditions as outlined in prospectus dated 4 February 2005 **DIRECT** Mr Ilyas Khan: 400,000 standard options: $1.20, expiring 31 August 2010, vesting 33.33% immediately, 33.33% 31/8/07 and 33.33% 31/8/08
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Transfer of options – approved under the conditions outlined in prospectus dated 4 February 2004, options held in trust being transferred to beneficial owner at original cost after release from escrow on 24 March 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/a
Nature of interest	N/a
Name of registered holder (if issued securities)	N/a
Date of change	N/a

+ See chapter 19 for defined terms.

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/a
Interest acquired	N/a
Interest disposed	N/a
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/a
Interest after change	N/a

+ See chapter 19 for defined terms.

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WHITE ENERGY COMPANY LIMITED

ABN

62 071 527 083

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	(I) ORDINARY SHARES (II) ORDINARY SHARES (III) ORDINARY SHARES
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	(I) 50,000 ORDINARY SHARES (II) 5,264 ORDINARY SHARES (III) 10,830,000 ORDINARY SHARES
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	(I) ORDINARY SHARES (II) ORDINARY SHARES (III) ORDINARY SHARES

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	(I) YES (II) YES (III) YES
5	Issue price or consideration	(I) $0.25 PER ORDINARY SHARE, TOTALLING $12,500.00 (II) $1.40 PER ORDINARY SHARE, TOTALLING $7,369.60 (III) $0.00 PER ORDINARY SHARE, TOTALLING $0
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	(I) EXERCISING OF "30 NOVEMBER 2008" OPTIONS ON 22 FEBRUARY 2007 FUNDS USED FOR WORKING CAPITAL PURPOSES (II) EXERCISING OF "30 AUGUST 2009" OPTIONS ON 23 FEBRUARY 2007 FUNDS USED FOR WORKING CAPITAL PURPOSES (III) AS ANNOUNCED TO THE ASX ON 8 MARCH 2007, THESE ORDINARY SHARES HAVE BEEN RELEASED FROM ESCROW AND ARE TO BE LISTED SECURITIES
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	(I) 2 MARCH 2007 (II) 2 MARCH 2007 (III) 24 MARCH 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	69,327,959	ORDINARY SHARES
	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	33,514,457	ORDINARY SHARES – 12 MONTH ESCROW FROM JUNE 2006
		17,914,114	ORDINARY SHARES – 24 MONTH ESCROW FROM JUNE 2006
		15,250,750	UNLISTED STANDARD OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 25c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		6,000,000	UNLISTED PERFORMANCE OPTIONS, 40c EXERCISE PRICE, EXPIRING 30 NOV 2008 – NO ESCROW
		384,107	UNLISTED STANDARD OPTIONS, $1.40 EXERCISE PRICE, EXPIRING 30 AUG 2009 – NO ESCROW
		419,400	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 7 JULY 2011 – NO ESCROW

+ See chapter 19 for defined terms.

Number	+Class
2,066,896	UNLISTED STANDARD OPTIONS, $0.01 EXERCISE PRICE, EXPIRING 30 AUGUST 2011 – NO ESCROW
1,343,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING IMMEDIATELY.
1,913,333	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/07.
1,913,334	UNLISTED STANDARD OPTIONS, $1.20 EXERCISE PRICE, EXPIRING 30 AUGUST 2010. OPTIONS ARE VESTING 31/8/08.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Original signed.. Date: 24 Mar 07
Company Secretary

Print name: David Franks

== == == == ==

END